

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
MAY 9 2002
080

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MAY 9, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1



ANTONIO J. ALONSO UREBA
General Secretary
and Member – Secretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

Sogecable and Telefónica, through its media subsidiary Admira, have reached an agreement to integrate DTS Distribuidora de Televisión por Satelite (Via Digital) and Sogecable.

It is foreseen that the operation will take place by way of an increase in the share capital of Sogecable, aimed at Vía Digital shareholders, who will be able to subscribe the shares issued, up to a maximum figure of 23% of Sogecable's share capital, through the contribution of their shares in Vía Digital. As a consequence of this agreement, Telefónica will become the holder of a stake in the share capital of Sogecable on a par with those already held by Prisa and Groupe Canal+.

The representation of Telefónica, Groupe Canal+ and Prisa on the Board of Directors of Sogecable will be in accordance with the participation held. Telefónica will be responsible for proposing the new Chairman of the Board. Groupe Canal+ and Prisa will maintain their shareholder pact.

The outcome of this agreement, which also includes Sogecable's acquisition of the participation currently held by Admira in the share capital of Audiovisual Sport, is being ratified by the Board of Directors of Sogecable and Admita and is pending the authorisation of the pertinent authorities.

This agreement is a significant step forward in the development of the Spanish audiovisual market, and means that this will favour the more prompt installation of digital systems in homes, which will greatly benefit both the user and the industry.

Madrid, May 8th, 2002

Item 2



ANTONIO J. ALONSO UREBA
General Secretary
and Member – Secretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

Further to the significant event sent this morning, Telefónica would like to state:

1. The agreement sets forth that should 100% of the shareholders of Vía Digital accept the capital increase through the exchange of shares, the participation breakdown in the resulting company will be 77% for existing Sogecable shareholders and 23% for those of Vía Digital. The exchange ratio will therefore be that resulting from the division of 28,981,121 Sogecable new shares by the total number of existing Via Digital shares at the moment of the exchange.

2. This operation will have no effect on Telefónica´s financial accounts as the book value will be substituted by the value of the shares received.

3. The uniting of these two companies will create the Spanin´s leading Pay- TV operator with more than 2.5 million subscriber households and aggregated revenues for 2001 of over Euros 1, 300 million.

4. Admira will not be included in the shareholder pact signed by Prisa and Groupe Canal+.

Madrid, May 9th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.



Date: May 9, 2002

By:____________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors